UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  January 10, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 1 dated January 10, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

January 10, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, Chairman

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 1, 2007
January 10, 2007

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-Pacific Gold Completes Financing

Announces aggressive exploration and development program for 2007

VANCOUVER, JANUARY 10, 2007 - J-Pacific Gold Inc. ("J-Pacific" or "the Company") (TSXV - JPN, OTCBB - JPNJF), a company engaged in the exploration of gold prospects in North America, has announced its exploration and development plans for 2007, following the successful completion of a private placement of $4.4 million in the fourth quarter of 2006. Exploration and development plans for 2007 include core drilling on the Blackdome and Elizabeth Projects in British Columbia and on the Montgolfier Project in Quebec. Reverse-circulation drilling is planned on the Callaghan Project in Nevada.

Blackdome Gold-Silver Project, British Columbia

Studies by SRK Consulting Inc. ("SRK") (2001) and Roscoe Postle and Associates Inc. (2004) have demonstrated that the Blackdome Project has the potential to host entirely new zones of epithermal gold-silver mineralization, together with that along strike and down dip from the current mineral resource base. Given these recommendations, J-Pacific initiated a core drilling program in the fourth quarter of 2006 - totalling approximately 4,000 metres in 17 holes - to identify and better define this potential.

Between 1986 and 1991, the Blackdome Gold Mine was one of the highest-grade gold producers in western Canada, yielding 240,000 ounces of gold from 338,000 tonnes of ore. Between 1998 and 1999, the mine produced an additional 6,547 ounces of gold from 21,286 tonnes of ore from underground mining. Currently, the Blackdome Gold Project has an inferred mineral resource (A. Boronowski, 1999), as reclassified by SRK (2001, 43-101 technical report), of 124,120 tonnes averaging 12.8g Au/t and 33.7g Ag/t. The mining and processing facilities remain at the mine, along with the majority of permits for operation.

Elizabeth Gold Project, British Columbia

In 2002, J-Pacific acquired the Elizabeth Gold Project, located approximately 30 kilometres south-southwest of its Blackdome Project and 30 kilometres north-northeast of the historic gold mining town of Bralorne, in a region that has produced four million ounces of gold (Source: Bralorne Gold Mines Ltd.). While the presence of mineral resources at the Bralorne Mine and the Blackdome Project does not necessarily indicate that gold resources will be delineated on the Elizabeth Project, previous exploration has discovered the presence of significant gold mineralization.

In 2003, a surface rock and soil geochemical sampling program led to the discovery of a series of high-grade gold showings at the project - most notably those of the Southwest Zone. Subsequently, in 2004 and 2005, J-Pacific drilled 37 holes in three phases, totalling 5,484 metres, that returned encouraging results from the Southwest Zone, which was traced over a strike length of 620 metres and over 286 metres vertically. The 2004 and 2005 drill programs returned several gold-mineralized intersections in the Southwest Zone, including 88.47g Au/t over 2.0 metres; 5.33g Au/t over 7.9 metres; 2.60g Au/t over 4.9 metres; 4.53g Au/t over 4.5 metres; 5.44g Au/t over 1.5 metres; 4.92g Au/t over 3.0 metres; and 20.0g Au/t over 1.0 metres (as summarized in May 2005 and January 2006 43-101 technical reports completed by Greg Mosher, Wardrop Engineering Inc.).

Based on the recommendations in the technical report, J-Pacific plans to commence a core drilling program of approximately 3,000 metres in June 2007, to further define and delineate the previously discovered gold mineralization along strike and down dip on the Southwest Zone.

Montgolfier Gold Project, Quebec

In September 2006, SRK Consulting Inc. was commissioned to complete a reinterpretation of historical exploration data and interpretation of the new high-resolution magnetic and apparent resistivity data acquired in 2005, with an airborne geophysical survey completed by Fugro Airborne Surveys. Between 1984 and 1991, several companies (including Teck Exploration, Placer Dome, Golden Hope and Golden Shield) carried out exploration on the property. Government records indicate that approximately 78 holes were drilled between 1985 and 1991 along the 31-kilometre strike length of the property, with very little exploration having been conducted since. Thirty-nine of these boreholes intersected gold mineralization ranging from 1.0 to 14.8g Au/t gold over 0.3 to 4.6 metres. In the opinion of SRK, the character of the Montgolfier Project is of sufficient merit to complete an initial drilling program of approximately 10,000 metres, designed to investigate the eight conceptual targets with 27 boreholes. Based on these recommendations, J-Pacific plans to commence a 10,000-metre core drilling program at the Montgolfier Project in January 2007, with completion near April 2007 (weather permitting).

The Montgolfier Project straddles the Casa Berardi Tectonic Zone, approximately 30 kilometres east of the Casa Berardi Mine, where Aurizon Mines Ltd. has outlined a mineral reserve of 4.9 million tonnes grading 7.69g Au/t, with an indicated mineral resource of 2.7 million tonnes grading 5.11g Au/t, and an inferred mineral resource of 5.7 million tonnes grading 6.50g Au/t (Source: Aurizon Mines Ltd. website). While the presence of gold reserves and resources at the Casa Berardi Mine do not necessarily indicate that gold resources will be delineated on the Montgolfier Property, SRK Consulting Inc. believes there are similarities in the stratigraphy and structural setting of the Montgolfier Property to those of the Casa Berardi Mine, as well as other occurrences of gold mineralization elsewhere on the Casa Berardi Structural Zone.

Callaghan Gold Project, Nevada

The Callaghan Property is an early-stage project located approximately 50 kilometres west of the Roberts Mountains, in northeastern Nevada. Callaghan is approximately 65 kilometres south of the Cortez Hills, Pediment and ET Blue discoveries, as well as the Pipeline, South Pipeline, Gold Acres and Cortez Mines. The property is underlain by a sequence of lower-plate carbonate rocks, including the Roberts Mountain Formation, which hosts significant gold deposits in northern Nevada. Siliceous upper-plate rocks above the Roberts Mountain thrust locally overlie the carbonate rocks. Previous mapping, sampling, trenching and drilling have identified a structural and stratigraphic setting with associated geochemical anomalies, permissive for high-grade, structurally controlled replacement gold deposits.

A soil geochemical sampling program completed during 2005 helped define exploration targets suggested by prior work. J-Pacific plans to complete a 2,000-metre reverse- circulation drilling program in the summer of 2007, designed to assess three exploration targets, two that contain mineralization intersected in previous drilling, and one new geological structural coincident with a surface geochemical anomaly (Dana Durgin, 2005, 43-101 technical report).

Other Projects

J-Pacific plans limited surface exploration, primarily consisting of rock and soil sampling and analysis on the Truax and Blackdome South Projects in British Columbia, to be completed in the summer of 2007.

Although the Company recognizes the significant potential of gold mineralization on the Golden Trend Project in Nevada, where previous drilling failed to reach the favourable lower-plate geologic horizon, no further exploration work is planned for 2007 The Company is currently seeking a joint venture partner, or other similar arrangement, in order to advance the project.

The Zenda Project in California has been returned to the original vendor.

In outlining the Company's plans today, Michael Michaud, J-Pacific's President and CEO, said the Company is pleased to have completed its financing successfully and finalized its exploration and development plans for 2007. "The planned exploration is designed to aggressively assess the unique exploration potential of each of the various projects within the Company's portfolio," he said.

The exploration and development plan will involve a number of professionals, under the supervision of Michael Michaud, J-Pacific's qualified person for the projects as defined by NI 43-101 regulations, who has reviewed and approved this news release.

On behalf of the Board of Directors,

"M. Michaud"
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.

For more information, please visit our website, www.jpgold.com, or call or e-mail:

Contact:
Michael Michaud, President and CEO
or Nick Ferris, Chairman
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com